FMI Large Cap FMIHX

Analyst Report     Morningstar's Take     08-31-07

by Kerry O’Boyle

Playing defense has been a winning strategy for up-and-coming FMI Large Cap.
Manager Ted Kellner says that this portfolio is in total defensive mode, and that's not just a reaction to recent market volatility. Kellner and comanager Pat English have been bearish on the prospects for the U.S. economy, including consumers, whom they see as overleveraged and tapped out. But as bottom-up stock-pickers, they're not willing to make a big move into cash or otherwise attempt to time the market. Instead, they have focused on finding strong franchises best able to weather an economic slowdown and also trade at what the managers think are bargain prices.

Surprisingly, that approach has recently led them to add beaten-down Best Buy BBY to the portfolio. Despite their concerns about the consumer, Kellner thinks it's hard to pass up the firm's impressive 20% return on invested capital and no debt on the balance sheet. Plus, he thinks that as people buy fewer homes, cars, and boats given the current lending crisis, they may instead buy low-ticket electronic items.

Management's inherent cautiousness has paid off thus far in 2007. The fund's few holdings in the battered financials sector, Berkshire Hathaway BRK.A and Bank of New York BK, have held up well. It is once again outpacing a majority of its rivals for the year to date through August 2007.

Investors would still be wise not to expect such stable and superb returns every year, however. With a portfolio of only 22 stocks, the fund is susceptible to shocks should just one or two stocks run into trouble. Any fund is likely to encounter a period when its style goes out of favor, especially a focused one such as this.

That said, management is experienced and has the patient long-term outlook necessary to make such a strategy work. We consider this offering to be a rising star in the large-blend category.

Kerry O'Boyle is a fund analyst with Morningstar.com.

Year	Total Return (%)	+⁄–Category
YTD	6.52	-2.63
2007	—	—
2006	16.68	2.51
2005	9.12	3.24
2004	17.52	7.50
Data through 09-30-2007

Morningstar Rating

Kudos

Strong record since inception.

Below-average volatility.

Risks

The fund is likely to lag its peers during growth-led rallies.

Concentrated portfolio adds to potential risk.

Strategy

The fund's management team invests in large-cap companies that have durable business models with recurring revenues and strong returns on invested capital. It measures valuation relative to historical metrics such as price/earnings, price/cash ﬂow, and price/sales, as well as its assessment of the ﬁrm's intrinsic value. The team also favors companies with strong management teams focused on increasing shareholder value and focused on proﬁtability over growth. Because management takes a long-term investment approach, turnover is lower than its typical large-blend peer's.

Management

A ﬁve-person investment policy committee headed by Ted Kellner, CEO of Fiduciary Management Inc., and Patrick English, head of equity research, make all of the investment decisions here. Kellner and English have been in charge since the fund's December 2001 inception and also lead the successful team at sibling FMI Common Stock FMIMX.

Inside Scoop

This young fund invests with a long-term outlook in thoroughly researched large-cap companies trading below what management considers their intrinsic value.

Role in Portfolio

Despite its concentrated portfolio, the fund's cautious stock-picking style and focus on steady large-cap stocks make it suitable as a core offering.

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended December 31, 2007 were: 4.11%, 15.43%, and 9.69%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000.